UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2005

Commission File Number 333-111396

NORTH AMERICAN ENERGY PARTNERS INC.

Zone 3 Acheson Industrial Area

2-53016 Highway 60

Acheson, Alberta

Canada T7X 5A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                     .

North American Energy Partners Inc.’s (the Company”) previously disclosed review of its financial statements for the fiscal quarters ended June 30, 2004 and September 30, 2004 is ongoing. The Company continues to believe that a restatement of those two quarters will be necessary. Additionally, the Company is continuing its related review of its system of internal controls. Because the review and restatement of those quarters must be completed before the Company can complete and release its financial statements for the quarter ended December 31, 2004, the Company will not be able to release its financial statements for the quarter ended December 31, 2004 by March 1, 2005. As a result, the Company will not be in compliance with a covenant in the indenture governing its 8 3/4% senior notes due 2011. Accordingly, the Company will be advising the trustee under the indenture of this fact and that it expects to correct the matter by filing its restated financial statements for the fiscal quarters ended June 30, 2004 and September 30, 2004, as well as its financial statements for the fiscal quarter ended December 31, 2004, before the matter can develop into an Event of Default under the indenture.

In addition to the waivers previously provided by the lending banks under the Company’s senior secured credit agreement with respect to potential defaults under the credit agreement, they have waived the similar covenant contained in the senior secured credit agreement relating to the delivery of the December 31, 2004 financial statements by March 1,2005, as well as any default that would arise under the credit agreement as a result of being out of compliance with the corresponding indenture covenant requiring delivery of the December 31, 2004 financial statements by March 1, 2005. The waiver of the default under the credit agreement will extend until the earlier of March 31, 2005, or until the lack of compliance becomes an Event of Default, as that term is defined in the indenture.

As previously reported, during the waiver period currently provided by the lending banks under the senior secured credit agreement, they will not provide any additional funding. While the Company expects to be able to fund its cash needs during this period, including the scheduled Cdn $2.75 million term loan payment due February 28, 2005, with cash on hand and cash provided by operations, it is continuing to explore alternatives to satisfy its long-term cash needs.

This document contains forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking statements. Forward-looking statements included in this document include statements regarding: the anticipated results of management’s review of the Company’s previously reported financial statements and the reporting and effect of any restated financial statements; the effectiveness of the Company’s internal controls in future periods; the Company’s ability to comply with, its potential to breach or its ability to receive further waivers or amendments from the lenders under the Company’s credit agreement; and potential alternative financing arrangements. Factors that could cause actual results to vary from those in the forward-looking statements include: unanticipated discoveries in the financial review process; changes in oil and gas prices; decreases in outsourcing work by the Company’s customers; shut-downs or cutbacks at major businesses that use the Company’s services; changes in laws or regulations, third party relations and approvals, and decisions of courts, regulators and governmental bodies that may adversely affect the Company’s business or the business of the customers the Company serves; the Company’s ability to obtain surety bonds as required by some of its customers; the Company’s ability to retain a skilled labor force; the Company’s ability to continue to bid successfully on new projects and accurately forecast costs associated with unit price or lump sum contracts; provincial, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital markets conditions; inflation rates; foreign currency exchange rates; interest rates; weather conditions; the timing and success of business development efforts; and the Company’s ability to successfully identify and acquire new businesses and assets and integrate them into its existing operations and the other risk factors set forth in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. You are cautioned not to put undue reliance on any forward-looking statements, and the Company undertakes no obligation to update those statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ Vincent Gallant
Name:	Vincent Gallant
Title:	Vice President, Finance

Date: February 28, 2005